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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                             TMCI ELECTRONICS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                  872 933 10 6
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
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CUSIP No.  872 933 10 6

  1)  Name of Reporting Person:  Rolando Loera
      S.S. or I.R.S. Identification No. of Above Person:


  2)  Check the Appropriate Box if a Member of a Group             (a)[  ]
                                                                   (b)[  ]

  3)  SEC Use Only

  4)  Citizenship or Place of Organization:  United States


                  5)    Sole Voting Power: 667,600
  Number of
  Shares
  Beneficially    6)    Shared Voting Power:
  Owned by
  Each
  Reporting       7)    Sole Dispositive Power:  667,600
  Person
  With

                  8)    Shared Dispositive Power:


   9) Aggregate Amount Beneficially Owned by Each Reporting Person:

            667,600 shares of Common Stock

  10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares    [  ]

  11) Percent of Class Represented by Amount in Row (9):

            19.8% of Common Stock, based on 3,365,600 shares of Common Stock issued and outstanding at November 13, 1996.


  12) Type of Reporting Person   IN


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ITEM 1(a). NAME OF ISSUER

TMCI Electronics, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

1875 Dobbin Drive, San Jose, CA  95133

ITEM 2(a). NAME OF PERSON FILING

Rolando Loera

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE

c/o TMCI Electronics, Inc.
1875 Dobbin Drive, San Jose, CA  95133

ITEM 2(c). CITIZENSHIP

United States

ITEM 2(d). TITLE OF CLASS OF SECURITIES

Common Stock, par value $.001 per share

ITEM 2(e). CUSIP NO.

872 933 10 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A

(a)    [ ]  Broker or Dealer registered under Section 15 of the Act

(b)    [ ]  Bank as defined in section 3(a)(6) of the Act

(c)    [ ]  Insurance Company as defined in section 3(a)(19) of the Act

(d)    [ ]  Investment Company registered under section 8 of the Investment
            Company Act

(e)    [ ]  Investment Adviser registered under section 203 of the Investment
            Advisers Act of 1940


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(f)    [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(ii)(F)

(g)    [ ]  Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G)
            (Note:  See Item 7)

(h)    [ ]  Group, in accordance with Rule 13d-1(b)(ii)(H)

ITEM 4.    OWNERSHIP

(a)    Amount Beneficially Owned:

       667,600

(b)    Percent of Class:

       19.8%

(c)    Number of shares as to which such person has:

       (i) sole power to vote or to direct the vote 667,600

       (ii) shared power to vote or to direct the vote

       (iii) sole power to dispose or to direct the disposition of 667,600

       (iv) shared power to dispose or to direct the disposition of

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                                 Not applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                                 Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                                 Not applicable.


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ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                                 Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

                                 Not applicable.

ITEM 10.     CERTIFICATION

                                 Not applicable.


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                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                          /s/ Rolando Loera
                                          -------------------------------------
                                          Rolando Loera



Dated:  February 18, 1997
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